UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           DSP Technology Incorporated
                   -----------------------------------------
                                (Name of Issuer)

                                  Common Stock
                   -----------------------------------------
                         (Title of Class of Securities)

                                    233321108
                             ---------------------
                                 (CUSIP Number)

                                Patrick J. Dooley
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                   -----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 3, 1998
                   -----------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 6 Pages





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                                                               Page 2 of 6 Pages


                                  SCHEDULE 13D

CUSIP No. 233321108

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  FEV Motorentechnik GmbH & Co. KG

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [_]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Germany

                           7        Sole Voting Power
 Number of                                  285,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   285,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            285,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    12.51%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                               Page 3 of 6 Pages


          This Amendment No. 2 to Schedule 13D relates to shares of Common Stock (the "Shares"), of DSP Technology Incorporated (the "Issuer). This Amendment No. 2 supplementally amends the Initial Statement on Schedule 13D dated October 8, 1997 and Amendment No. 1 thereto dated April 8, 1998 (collectively, the "Initial Statement") filed by the Reporting Person. This Amendment No. 2 is being filed to report that as a result of a recent acquisition of Shares of the Issuer, the number of Shares of which the Reporting Person may be deemed the beneficial owner has increased by more than one percent of the total outstanding Shares.

Item 1.   Security and Issuer.

          This Statement relates to the Shares. The address of the principal executive offices of the Issuer is 48500 Kato Road, Fremont, CA 94538.

Item 2.   Identity and Background.

          This Statement is filed on behalf of, and relates to Shares acquired by, FEV Motorentechnik GmbH & Co. KG, a German corporation (the "Reporting Person"). The Reporting Person, a world leader in engine and powertrain consulting, research, development and instrumentation for the transportation industry, has its principal office at Neuenhofstr. 181, D - 52078 Aschen, Germany. Set forth in Annex A and incorporated herein by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the directors of the Reporting Person.

          During the past five years, the Reporting Person and, to the best of the Reporting Person's knowledge, any other person identified in response to this Item 2 has not been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          The Reporting Person expended approximately $218,438 of its working capital to purchase the Shares reported herein as being acquired since April 8, 1998 (the date of filing of the last statement on Schedule 13D).

          The Shares held by the Reporting Person may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.   Purpose of Transaction.

          The Issuer and the Reporting Person are jointly developing and distributing innovative tests, instrumentation and control products. Both companies' products compliment each other, and it is believed that the long-term relationship will help strengthen both companies' positions in the global marketplace.

          The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be



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                                                               Page 4 of 6 Pages


disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, market conditions or other factors, including as may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) The Reporting Person may be deemed the beneficial owner of the 285,000 Shares held for its account (approximately 12.51% of the total number of Shares outstanding).

          (b) The Reporting Person has the sole power to direct the voting and disposition of the 285,000 Shares held for its account.

          (c) Except for the purchase of 25,000 Shares on June 3, 1998 at a price of $8.7375 per Share in the over-the-counter market, there have been no transactions with respect to the Shares since April 8, 1998 (the date of filing of the last statement on Schedule 13D) by the Reporting Person.

          (d) The shareholders of the Reporting Person have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, in accordance with their ownership interests in the Reporting Person.

          (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

          From time to time to the extent permitted by applicable laws, each of such persons or entities may borrow the Shares for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

          Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

          Not applicable.




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                                                               Page 5 of 6 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: June __, 1998                     FEV Motorentechnik GmbH & Co. KG.


                                        By:  /S/ DIPL.-KFM. DR. PAULO HAUFS
                                             ----------------------------------
                                             Dipl.-Kfm. Dr. Paulo Haufs
                                             General Manager Finance



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                                                               Page 6 of 6 Pages

                                     ANNEX A

                        Directors of the Reporting Person

     Name/Citizenship                        Principal Occupation
     ----------------                        --------------------


Fanz Felix Pischinger                        FEV Motorentechnik GmbH
(Austrian)                                   & Co. KG - Chief Executive
                                             Officer

Stefan Pischinger                            FEV Motorentechnik GmbH
(Austrian)                                   & Co. KG - Advanced
                                             Technologies

Manfred Schaffrath                           FEV Motorentechnik GmbH
(German)                                     & Co. KG - Finance &
                                             Administration

Peter Walzer                                 FEV Motorentechnik GmbH
(German)                                     & Co. KG - Marketing
                                             Europe

                              --------------------


Each of the above-listed person's business address is Neuenhofstr. 181, 52078 Aachen, Germany.

To the best of the Reporting Person's knowledge:

(a)      None of the above persons holds any Shares.
(b)      None  of  the   above   persons   has  any   contracts,   arrangements,
         understandings or relationships with respect to the Shares.